As filed with the Securities and Exchange Commission on August 3, 2001

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

EDISON SCHOOLS INC.

(Exact name of registrant as specified in its charter)

Delaware	13-3915075

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

521 Fifth Avenue, 11th Floor

New York, NY 10175
(212) 419-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Christopher Whittle

President and Chief Executive Officer
EDISON SCHOOLS INC.
521 Fifth Avenue
New York, NY 10175
(212) 419-1600
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

DAVID SYLVESTER, ESQ.
BRENT B. SILER, ESQ.
JEFFREY C. DORSEY, ESQ.
Hale and Dorr LLP
11951 Freedom Drive
Reston, Virginia 20190
Telephone: (703) 654-7000
Telecopy: (703) 654-7100

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ 333-          .

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ 333-          .

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, $.01 par value per share	1,360,958	$19.14	$26,048,737	$6,513

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on July 30, 2001.

     The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Ex-5.1 Opinion of Hale and Dorr LLP
Ex-23.1 Consent of PricewaterhouseCoopers LLP
Ex-24.2 Power of Attorney-Joan Cooney
Ex-24.3 Power of Attorney-Charles Delaney
Ex-24.4 Power of Attorney-Floyd Flake
Ex-24.5 Power of Attorney-Jeffrey Leeds
Ex-24.6 Power of Attorney-Jonathan Newcomb
Ex-24.7 Power of Attorney-William Weld

Subject to completion, dated August 3, 2001

PROSPECTUS

EDISON SCHOOLS INC.

1,360,958 SHARES OF CLASS A COMMON STOCK

      This prospectus relates to the resale of shares of class A common stock previously issued, or to be issued, by Edison Schools Inc. to the former stockholders, debtholders and warrant holders of LearnNow, Inc. in connection with our acquisition of that company.

      We will not receive any proceeds from the sale of the shares.

      The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

      Our class A common stock is traded on the Nasdaq National Market under the symbol “EDSN.” On August 1, 2001, the closing sale price of the class A common stock on Nasdaq was $18.36 per share. You are urged to obtain current market quotations for the class A common stock.

       Investing in our class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2001.

      Edison’s logo is a trademark of Edison. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

      We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our class A common stock only in jurisdictions where offers and sales are permitted and only after the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of class A common stock.

PROSPECTUS SUMMARY

      This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our class A common stock. You should read the entire prospectus carefully, especially the risks of investing in our class A common stock discussed under “Risk Factors” beginning on page 4.

Edison Schools Inc.

      Edison is the nation’s largest private operator of public schools serving students from kindergarten through 12th grade. We contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. We opened our first four schools in August 1995, and served approximately 57,000 students in 113 schools located in 21 states across the country and the District of Columbia during the 2000-2001 school year, an increase of 19,500 students from the 1999-2000 school year. Approximately 41,400 students were enrolled in our schools in grades pre-K-5, approximately 12,600 in grades 6-8 and approximately 2,900 in grades 9-12 for the 2000-2001 school year.

      Edison’s executive offices are located at 521 Fifth Avenue, 11th Floor, New York, New York 10175, our telephone number is (212) 419-1600 and our Internet address is www.edisonschools.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Edison,” “we,” “us,” and “our” refer to Edison Schools Inc. and its subsidiaries.

The Offering

Class A Common Stock offered by selling stockholders	1,360,958 shares

Use of proceeds	Edison will not receive any proceeds from the sale of shares in this offering

Nasdaq National Market symbol	EDSN

RISK FACTORS

      Investing in our class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our class A common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our class A common stock could fall, and you could lose all or part of the money you paid to buy our class A common stock.

We are a young company, having opened our first schools in fiscal 1996; this makes it difficult to evaluate our business

      We opened our first schools and recorded our first revenue in the fiscal year ended June 30, 1996. As a result, we have only a limited operating history on which you can base your evaluation of our business and prospects. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like us who operate in new and rapidly evolving markets. Our failure to address these risks and uncertainties could cause our operating results to suffer and result in the loss of all or part of your investment.

We have a history of losses and expect losses in the future

      We have incurred substantial net losses in every fiscal period since we began operations. For fiscal 2000, our net loss was $36.6 million and for the nine months ended March 31, 2001, our net loss was $29.3 million. As of March 31, 2001, our accumulated deficit since November 1996, when we converted from a partnership to a corporation, was approximately $144.8 million. In addition, prior to November 1996, we incurred losses of approximately $61.8 million, which are reflected in our additional paid-in capital. We have previously disclosed that we expect our net loss for the year ended June 30, 2002 to be approximately $45.0 million. We have not yet demonstrated that public schools can be profitably managed by private companies and we are not certain when we will become profitable, if at all. Our ability to become profitable will depend upon our ability to generate and sustain higher levels of both gross site contribution and total revenue to allow us to reduce central expenses as a percentage of total revenue. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely affect the market price of our class A common stock and our ability to raise capital and continue operations.

The private, for-profit management of public schools is a relatively new and uncertain industry, and it may not become publicly accepted

      Our future is highly dependent upon the development, acceptance and expansion of the market for private, for-profit management of public schools. This market has only recently developed and we are among the first companies to provide these services on a for-profit basis. We believe the first meaningful example of a school district contracting with a private company to provide core instructional services was in 1992, and we opened our first schools in August 1995. The development of this market has been accompanied by significant press coverage and public debate concerning for-profit management of public schools. If this business model fails to gain acceptance among the general public, educators, politicians and school boards, we may be unable to grow our business and the market price of our class A common stock would be adversely affected.

The success of our business depends on our ability to improve the academic achievement of the students enrolled in our schools, and we may face difficulties in doing so in the future

      We believe that our growth will be dependent upon our ability to demonstrate general improvements in academic performance at our schools. Our management agreements contain performance requirements related to test scores. As average student performance at our schools increases, whether due to improvements in achievement over time by individual students in our schools or changes in the average performance levels of new students entering our schools, aggregate absolute improvements in student performance will be more difficult to achieve. If academic performance at our schools declines, is perceived to decline, or simply fails to improve, we could lose business and our reputation could be seriously damaged, which would impair our ability to gain new business or renew existing school management agreements.

We could incur losses at our schools if we are unable to enroll enough students

      Because the amount of revenue we receive for operating each school primarily depends on the number of students enrolled, and because many facility and on-site administrative costs are fixed, achieving site-specific enrollment objectives is an important factor in our ability to achieve satisfactory financial performance at a school. We may be unable to recruit enough students to attend all grades in our new schools or maintain enrollment at all grades in our existing schools. We sometimes do not have enough students to fill some grades in some schools, particularly the higher grades. It is sometimes more difficult to enroll students in the higher grades because older students and their parents are reluctant to change schools. To the extent we are unable to meet or maintain enrollment objectives at a school, the school will be less financially successful and our financial performance will be adversely affected.

We are experiencing rapid growth, which may strain our resources and may not be sustainable

      We have grown rapidly since we opened our first four schools in August 1995. We operated 79 schools during the 1999-2000 school year and operated 113 schools for the 2000-2001 school year. This rapid growth has sometimes strained our managerial, operational and other resources, and we expect that continued growth would strain these resources in the future. If we are to manage our rapid growth successfully, we will need to continue to hire and retain management personnel and other employees. We must also improve our operational systems, procedures and controls on a timely basis. If we fail to successfully manage our growth, we could experience client dissatisfaction, cost inefficiencies and lost growth opportunities, which could harm our operating results. We cannot guarantee that we will continue to grow at our historical rate.

We may experience difficulty in integrating LearnNow into our operations; if we undertake additional acquisitions, they may be expensive and disruptive to our business and could have an adverse effect on our business and future operations

      In July 2001, we acquired LearnNow, Inc. We could have difficulty in integrating LearnNow’s personnel and operations with our business, and the key personnel of LearnNow may decide not to continue to work for us. We may have to devote a significant amount of time and management and financial resources in connection with the integration.

      In addition, we may in the future acquire other complementary companies or businesses. We could face similar difficulties in integrating these companies, and the acquisitions may not generate the desired revenue, earnings or business synergies. We could face opposition from the charter boards, school districts and teachers unions that work with an acquired company. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, acquisitions could involve significant accounting charges that would adversely affect our reported financial results. If we issue additional equity securities in connection with an acquisition, our stockholders could experience dilution and the market price of our class A common stock may decline. As of the date of this prospectus, we have no agreements or understandings regarding any future acquisitions.

We may not be able to attract and retain highly skilled principals and teachers in the numbers required to grow our business

      Our success depends to a very high degree on our ability to attract and retain highly skilled school principals and teachers. We hired 46 new principals and approximately 1,900 new teachers to meet the needs of our new and existing schools for the 2000-2001 school year. Currently, there is a well-publicized nationwide shortage of teachers and other educators in the United States. In addition, we may find it difficult to attract and retain principals and teachers for a variety of reasons, including the following:

•	we generally require our teachers to work a longer day and a longer year than most public schools;

•	we tend to have a larger proportion of our schools in challenging locations, such as low-income urban areas, which may make attracting principals and teachers more difficult; and

•	we believe we generally impose more accountability on principals and teachers than do public schools as a whole.

These factors may increase the challenge we face in an already difficult market for attracting principals and teachers. We have also experienced higher levels of turnover among teachers than is generally found in public schools nationally, which we attribute in part to these factors. If we fail to attract and retain highly skilled principals and teachers in sufficient numbers, we could experience client dissatisfaction and lost growth opportunities, which would adversely affect our business.

We are currently implementing new information systems, which could cause disruptions to our business

      We are currently in the process of implementing a new student information system, as well as a new accounting, financial reporting and management information system. We may face difficulties in integrating these systems with our existing information and other systems. If we fail to successfully implement and integrate these new systems, we may not have access on a timely basis to the information we need to effectively manage our schools, our business and our growth.

We are dependent upon IBM to a large degree to manage our technology infrastructure

      We have selected IBM to provide the computers and related software for use in our schools and classrooms, as well as the networking hardware and network management software necessary to connect our schools nationwide. IBM has performed most of the installation, implementation and integration services necessary for the deployment of this technology for the new schools we opened for the 2000-2001 school year. Implementation and integration will continue over time for older schools, with the result that we will operate some schools using the new IBM platform at the same time we operate schools on our existing platform, which is based largely on Apple and other non-IBM technologies. We may face significant difficulties and delays in this complex implementation, as well as difficulties in the transition from our existing system to the new IBM system. Additionally, we may face unforeseen implementation costs. We have also engaged the services of IBM to manage significant portions of our technology function, and any unsatisfactory performance on the part of IBM could seriously impair the operations of our schools. If we experience implementation or transition difficulties or delays, or unexpected costs, our financial performance could be harmed and our reputation could be compromised.

We must open a large number of new schools in a short period of time at the beginning of each school year and, if we encounter difficulties in this process, our business and reputation could suffer

      It is the nature of our business that virtually all of the new schools we open in any year must be opened within a few weeks of each other at the beginning of the school year. Each new school must be substantially functional when students arrive on the first day of school. This is a difficult logistical and management challenge, and the period of concentrated activity preceding the opening of the school year places a significant strain on our management and operational functions. We expect this strain will increase if we are successful in securing larger numbers of school management agreements in the future. If we fail to successfully open schools by the required date, we could lose school management agreements, incur financial losses and our reputation would be damaged. This could seriously compromise our ability to pursue our growth strategy.

Our business could suffer if we lose the services of key executives

      Our future success depends upon the continued services of a number of our key executive personnel, particularly Benno C. Schmidt, Jr., our Chairman of the Board of Directors, and H. Christopher Whittle, our President and Chief Executive Officer. Mr. Schmidt and Mr. Whittle have been instrumental in determining our strategic direction and focus and in publicly promoting the concept of private management of public schools. If we lose the services of either Mr. Schmidt or Mr. Whittle, or any of our other executive officers or key employees, our ability to grow our business would be seriously compromised and the market price of our class A common stock may be adversely affected. Also, we do not maintain any key man insurance on any of our executives.

We depend upon cooperative relationships with teachers’ unions, both at the local and national levels

      Union cooperation at the local level is often critical to us in obtaining new management agreements and maintaining existing management agreements. In those school districts where applicable, provisions of collective bargaining agreements must typically be modified in areas such as length of school day, length of school year, negotiated compensation policies and prescribed methods of evaluation in order to implement the Edison design at a contract school. We regularly encounter resistance from local teachers’ unions during school board debates over whether to enter into a management agreement with us. In addition, local teachers’ unions have occasionally initiated litigation challenging our management agreements. If we fail to achieve and maintain cooperative relationships with local teachers’ unions, we could lose business and our ability to grow could suffer, which could adversely affect the market price of our class A common stock. At the national level, the American Federation of Teachers and the National Education Association have substantial financial and other resources that could be used to influence legislation, local teachers’ unions and public opinion in a way that would hurt our business.

We could be liable for events that occur at our schools

      We could become liable for the actions of principals, teachers and other personnel in our schools. In the event of on-site accidents, injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We could also face allegations that teachers or other personnel committed child abuse, sexual abuse or other criminal acts. In addition, if our students commit acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for their actions, particularly in light of recent highly publicized incidents of school violence. Although we maintain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to maintain our liability insurance in the future at reasonable prices or at all. A successful liability claim could injure our reputation and hurt our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, entail substantial expense and divert the time and attention of key management personnel, which could cause our financial results to suffer.

Our management agreements with school districts and charter boards are terminable under specified circumstances and generally expire after a term of five years

      Our management agreements generally have a term of five years. When we expand by adding an additional school under an existing management agreement, the term with respect to that school generally expires at the end of the initial five-year period. We have limited experience in renewing management agreements, and we cannot be assured that any management agreements will be renewed at the end of their term. A management agreement covering two schools expired after the end of the 1999-2000 school year and was not renewed, and a management agreement covering two schools expired after the end of the 2000-2001 school year and was not renewed. A management agreement covering two schools and due to expire at the end of the 2004-2005 school year was terminated early, at the end of the 2000-2001 school year. Management agreements representing 12 schools, accounting for 13.8% of our total revenue for fiscal 2000, will expire at the end of the 2001-2002 school year, and agreements representing 28 schools, accounting for 29.4% of our total revenue for fiscal 2000, will expire at the end of the 2002-2003 school year. In addition, management agreements representing 15 schools, accounting for 16.5% of our total revenue for fiscal 2000, are terminable by the school district or charter board at will, with or without good reason, and all of our management agreements may be terminated for cause, including a failure to meet specified educational standards, such as academic performance based on standardized test scores. In addition, as a result of payment disputes or changes within a school district, such as changes in the political climate, we do from time to time face pressure to permit a school district or charter board to terminate our management agreement even if they do not have a legal right to do so. We may also seek the early termination of, or not seek to renew, a limited number of management agreements in any year. It is likely that each year some management agreements will expire unrenewed or be terminated prior to expiration. If we do not renew a significant number of management agreements at the end of their term, or if management agreements are terminated prior to their expiration, our reputation and financial results would be adversely affected.

Our management agreements involve financial risk

      Under all of our management agreements, we agree to operate a school in return for per-pupil funding that generally does not vary with our actual costs. To the extent our actual costs under a management agreement exceed our budgeted costs, or our actual revenue is less than planned because we are unable to enroll as many students as we anticipated or for any other reason, we could lose money at that school. In addition, from time to time, we have disagreements with our clients as to the actual amount of, or the method of calculating, the revenue owed to us under the terms of the management agreements, resulting in lower revenue than planned. We are generally obligated by our management agreements to continue operating a school for the duration of the contract even if it becomes unprofitable to do so.

We have limited experience operating four-year high schools

      An element of our strategy is to increase our business with existing customers by opening new schools in school districts with whom we have an existing relationship. An important aspect of this strategy is to open Edison high schools in districts in which we operate elementary and middle schools. Because we have limited experience operating high schools, our complete high school curriculum, school design and operating plan are not fully tested. In addition, school districts typically spend more per pupil on high school education than on elementary education. By contrast, some of our management agreements provide that we receive for each student, regardless of grade level, the average per-pupil funding spent by the school district for all grade levels. For this reason, in these schools we receive less per high school student than is spent by the school district for each of its high school students. In these situations, our success depends upon our ability to deliver our high school design for the same per-pupil spending as in our elementary schools. If we are unable to successfully and profitably operate high schools, our ability to pursue our growth strategy will be impaired, which could adversely affect the market price of our class A common stock.

Our lengthy sales cycle and uncertainties inherent in the process through which we develop new business could delay new business and affect our rate of growth

      The time between initial contact with a potential contract or charter client and the ultimate opening of a school, and related recognition of revenue, typically ranges between 10 and 20 months. Our sales cycle for contract schools is generally lengthy due to the approval process at the local school board level, the political sensitivity of converting a public school to private management and the need, in some circumstances, for cooperation from local unions. We also have a lengthy sales cycle for charter schools for similar reasons, as well as the need to arrange for facilities to house the school. In addition, we are increasingly presented with potential opportunities to take over the management of several schools in a single district or area at the same time, which likewise have a lengthy sales cycle. The outcome of these opportunities can have a meaningful effect on our rate of growth. As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing of new management agreements. Any delay in completing, or failure to complete, management agreements could hurt our financial performance. Press speculation concerning the outcome of these processes may adversely affect our stock price.

We could lose money if we underestimate the real estate costs associated with acquiring or renovating a charter school

      If we incur unexpected real estate cost overruns in acquiring or renovating a charter school, we could lose money in operating the school. Our decision to enter into a management agreement for a charter school, and our estimate of the financial performance of the charter school, is based, in part, on the estimated facility financing cost associated with renovating an existing facility or building a new facility to house the charter school. This cost varies widely from minimal amounts for minor upgrades to larger amounts for new construction, which typically range from $4.0 million to $8.0 million. Each charter school absorbs a portion of its facility financing costs each year through its leasing and similar expenses. If these expenses exceed our estimates for the charter school, the charter school could lose money and our financial results would be adversely affected.

We have advanced and loaned money to charter school boards that may not be repaid

      As of June 30, 2001, we had outstanding loans or advances to charter boards of $61.6 million which were used to finance the purchase or renovation of school facilities we manage. During the fiscal year ended June 30, 2001, we had advanced or lent charter boards $46.4 million for those purposes and received repayments of $14.8 million. Approximately $28.6 million of these loans, representing 16 schools, are uncollateralized or subordinated to a senior lender. If these advances or loans are not repaid when due, our financial results could be adversely affected. Our ability to obtain repayment of these loans, and our financial results, could be adversely affected if the management agreements with charter boards where loans are outstanding are terminated or not renewed.

      Several of our charter schools recently obtained tax-exempt financing to repay these loans and advances, but there can be no assurance that our other charter schools will be able to obtain such tax-exempt financing. While we are currently exploring a variety of other financing structures to assist charter schools in repaying these loans and advances, there can be no assurance that we will be able to implement any of these financing structures.

We could become liable for financial obligations of charter boards

      We could have facility financing obligations for charter schools we no longer operate, because the terms of our facility financing obligations for some of our charter schools exceeds the term of the management agreement for those schools. While the charter board is generally responsible for locating and financing its own school building, the holders of school charters, which are often non-profit organizations, typically do not have the resources required to obtain the financing necessary to secure and maintain the school building. For this reason, if we want to obtain a management agreement with the charter holder, we must often help the charter board arrange for the necessary financing. For nine of our charter schools, we have entered into a long-term lease for the school facility which exceeds the current term of the management agreement by as much as 15 years. If our management agreements were to be terminated, or not renewed in these charter schools, our obligations to make lease payments would continue, which could adversely affect our financial results. As of March 31, 2001, our aggregate future lease obligations totaled $48.7 million, with varying maturities over the next 20 years. In nine of our charter schools, we have provided some type of permanent credit support for the school building, typically in the form of loan guarantees or cash advances. Although the term of these arrangements is coterminous with the term of the corresponding management agreement, our guarantee does not expire until the loan is repaid in full. The lenders under these facilities are not committed to release us from our obligations unless replacement credit support is provided. The default by any charter school under a credit facility that we have guaranteed could result in a claim against us for the full amount of the borrowings. Furthermore, in the event any charter holder becomes insolvent or has its charter revoked, our loans and advances to the charter board may not be recoverable, which could adversely affect our financial results. As of March 31,

2001 the amount of loans we had guaranteed totaled $15.2 million. In addition, we have indemnified lenders to two of our charter schools from any liability or obligations related to the threat or presence of any hazardous substance at the charter school facility.

Our financial results are subject to seasonal patterns and other fluctuations from quarter to quarter

      We expect our results of operations to experience seasonal patterns and other fluctuations from quarter to quarter. The factors that could contribute to fluctuations, which could have the effect of masking or exaggerating trends in our business and which could hurt the market price of our class A common stock, include:

•	Because new schools are opened in the first fiscal quarter of each year, increases in student enrollment and related revenue and expenses will first be reflected in that quarter. Subsequent to the first quarter, student enrollment is expected to remain relatively stable throughout a school year, and, accordingly, trends in our business, whether favorable or unfavorable, will tend not to be reflected in our quarterly financial results, but will be evident primarily in year-to-year comparisons.

•	We recognize revenue for each school pro rata over the 11 months from August through June, and we recognize no school revenue in July. Most of our site costs are recognized over the 11 months from August through June. For this reason, the first quarter of our fiscal year has historically reflected less revenue and lower expenses than the other three quarters, and we expect this pattern to continue.

•	Our recognition of site-related expenses in the first fiscal quarter is proportionally greater than the revenue recognition because some site expenses are incurred in July and no revenue is recorded in July. This results in lower gross site margin in the first fiscal quarter than in the remaining fiscal quarters. We also recognize pre-opening costs primarily in the first and fourth quarters.

      Our financial results can vary among the quarters within any fiscal year for other reasons, including unexpected enrollment changes, greater than expected costs of opening schools or delays in opening new schools.

We expect our market to become more competitive

      We expect the market for providing private, for-profit management of public schools will become increasingly competitive. Currently, we compete with a relatively small number of companies which provide these services, and they have to date primarily focused on the operation of charter schools. Some of these companies have begun to compete with us for contract schools. In addition, a variety of other types of companies and entities could enter the market, including colleges and universities, other private companies that operate higher education or professional education schools and others. Our existing competitors and these new market entrants could have financial, marketing and other resources significantly greater than ours. We also compete for public school funding with existing public schools, who may elect not to enter into management agreements with private managers or who may pursue alternative reform initiatives, such as magnet schools and inter-district choice programs. In addition, in jurisdictions where voucher programs have been authorized, we will begin to compete with existing private schools for public tuition funds. Voucher programs provide for the issuance by local or other governmental bodies of tuition vouchers to parents worth a certain amount of money that they can redeem at any approved school of their choice, including private schools. If we are unable to compete successfully against any of these existing or potential competitors, our revenues could be reduced, resulting in increased losses.

Failure to raise necessary additional capital could restrict our growth and hinder our ability to compete

      We have had negative cash flow in every fiscal period since we began operations and are not certain when we will have positive cash flow, if at all. We have regularly needed to raise funds in order to operate our business and fund our growth, including the construction and renovation of charter school facilities, and may need to raise additional funds in the future. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, or that our charter clients will be able to repay our loans and advances to them. If we issue additional equity or convertible debt securities, stockholders may experience dilution or the new equity or convertible debt securities may have rights, preferences or privileges senior to those of existing holders of class A common stock. If we cannot raise funds on acceptable terms, if and when needed, or if our charter clients are unable to repay our loans and advances to them, or if we are required to repay any loans that we have guaranteed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

We may incur substantial costs if we are unable to complete our Edison corporate headquarters project

      We have purchased a lot located in the Harlem section of the borough of Manhattan in New York City for a purchase price of $10 million. We intend to develop the property in partnership with the Museum of African Art for a mixed-use project consisting of our corporate headquarters, a charter school and a museum. We have neither received the necessary zoning approvals for this project nor completed our environmental review of the site. In addition, we do not currently have a contract with the Museum of African Art for this project or an agreement with any party to operate a charter school on that site. We must also acquire additional property adjacent to the lot to house the entire project. If we are unable to acquire the additional property, we will be required to reduce the size of the project.

We rely on government funds for specific education programs, and our business could suffer if we fail to comply with rules concerning the receipt and use of the funds

      We benefit from funds from federal and state programs to be used for specific educational purposes. Funding from the federal government under Title I of the Elementary and Secondary Education Act, which provides federal funds for children from low-income families, accounted for approximately 5% of our total revenue for the nine months ended March 31, 2001. During the same period, we estimate that funding from other federal and state programs accounted for an additional 9% of our total revenue. A number of factors relating to these government programs could lead to adverse effects on our business:

•	These programs have strict requirements as to eligible students and allowable activities. If we or our school district and charter board clients fail to comply with the regulations governing the programs, we or our clients could be required to repay the funds or be determined ineligible to receive these funds, which would harm our business.

•	If the income demographics of a district’s population were to change over the life of our management agreement for a school in the district, resulting in a decrease in Title I funding for the school, we would receive less revenue for operating the school and our financial results could suffer.

•	Funding from federal and state education programs is allocated through formulas. If federal or state legislatures or, in some case, agencies were to change the formulas, we could receive less funding and the growth and financial performance of our business would suffer.

•	Federal, state and local education programs are subject to annual appropriations of funds. Federal or state legislatures or local officials could drastically reduce the funding amount of appropriation for any program, which would hurt our business and our ability to grow.

•	The authorization for the Elementary and Secondary Education Act, including Title I, has expired and this act is being funded by Congress on an interim appropriation basis. If Congress does not reauthorize or continue to provide interim appropriation for the Elementary and Secondary Education Act, we would receive less funding and our growth and financial results would suffer.

•	Most federal education funds are administered through state and local education agencies, which allot funds to school boards and charter boards. These state and local education agencies are subject to extensive government regulation concerning their eligibility for federal funds. If these agencies were declared ineligible to receive federal education funds, the receipt of federal education funds by our school board or charter board clients could be delayed, which could in turn delay our payment from our school board and charter board clients.

•	We could become ineligible to receive these funds if any of our high-ranking employees commit serious crimes.

We are subject to extensive government regulation because we benefit from federal funds, and our failure to comply with government regulations could result in the reduction or loss of federal education funds

      Because we benefit from federal funds, we must also comply with a variety of federal laws and regulations not directly related to any federal education program, such as federal civil rights laws and laws relating to lobbying. Our failure to comply with these federal laws and regulations could result in the reduction or loss of federal education funds which would cause our business to suffer. In addition, our management agreements are potentially covered by federal procurement rules and regulations because our school district and charter board clients pay us, in part, with funds received from federal programs. Federal procurement rules and regulations generally require competitive bidding, awarding contracts based on lowest cost and similar requirements. If a court or federal agency determined that a management agreement was covered by federal procurement rules and regulations and was awarded without compliance with those rules and regulations, then the management agreement could be voided and we could be required to repay any federal funds we received under the management agreement, which would hurt our business.

Failure of our charter board clients to obtain federal tax-exempt status could jeopardize the school’s charter and restrict our ability to finance the school

      Many of our charter school clients apply for federal tax-exempt status. One state in which we currently operate three charter schools and hope to open additional charter schools in the future, and one other state, require charter schools to secure federal tax-exempt status. One of our charter school clients in that first state has recently received notice from the Internal Revenue Service of an appealable denial of its application for federal tax-exempt status. While this charter school client is appealing the denial, there can be no assurance that it will ultimately be successful in doing so. Any failure to receive or delay in receiving federal tax-exempt status by a charter school in this state could jeopardize the school’s charter and its ability to repay amounts owed to us. The failure to receive federal tax-exempt status by a charter school in any state could, among other things, inhibit that charter school’s ability to solicit charitable contributions or participate in tax-exempt financing.

We receive all of our revenue from public sources and any reduction in general funding levels for education could hurt our business

      All of our revenue is derived from public sources. If general levels of funding for public education were to decline, the field of school districts in which we could profitably operate schools would likewise diminish, and our ability to grow by adding new schools would suffer. In addition, our management agreements generally provide that we bear the risk of lower levels of per-pupil funding, which would be directly reflected in lower revenue to us, even if our costs do not decline accordingly.

Restrictions on government funding of for-profit school management companies could hurt our business

      Any restriction on the use of federal or state government educational funds by for-profit companies could hurt our business and our ability to grow. From time to time, a variety of proposals have been introduced in state legislatures to restrict or prohibit the management of public schools by private, for-profit entities like us. For example, a bill filed in Minnesota that would have prohibited for-profit entities from managing charter schools in that state was defeated in both 1997 and 1998. A similar bill in Massachusetts also failed, and legislation was recently introduced in Tennessee. Additionally, Idaho’s charter school law may, subject to interpretation, restrict our ability to manage schools in that state. If states or the federal government were to adopt legislation prohibiting for-profit entities from operating public schools, the market for our services would decline and our business results could suffer.

The operation of our charter schools depends on the maintenance of the underlying charter grant

      Our charter schools operate under a charter that is typically granted by a state authority to a third-party charter holder, such as a community group or established non-profit organization. Our management agreement in turn is with the charter holder. If the state charter authority were to revoke the charter, which could occur based on actions of the charter holder outside of our control, we would lose the right to operate that school. In addition, many state charter school statutes require periodic reauthorization. Charter schools accounted for 35.5% of our total revenue in fiscal 2000, or $79.6 million, and 36.5% for the nine months ended March 31, 2001, or $97.4 million. If state charter school legislation were not reauthorized or were substantially altered in a meaningful number of states, our business and growth strategy would suffer and we could incur additional losses.

Our officers and directors will exercise significant control over our affairs, which could result in their taking actions of which other stockholders do not approve

      Based upon their holdings at June 30, 2001, our officers and directors and entities affiliated with them together beneficially own 9,783,820 shares of class A common stock and 1,965,047 shares of class B common stock. These shares represent approximately 21.6% of the voting power of the class A common stock, including the ability to elect one of the seven class A directors; approximately 70.5% of the voting power of the class B common stock, including the ability to elect three of the four class B directors; and approximately 36.6% of the combined voting power of the class A and class B common stock. Of the shares beneficially owned by our officers and directors and others affiliated with them, 3,294,788 shares of class A common stock and 352,296 shares of class B common stock are subject to options exercisable within 60 days of June 30, 2001. These stockholders, if they act together, will be able to exercise significant influence over all matters requiring approval by our stockholders, including the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change of control is proposed.

      In addition, based upon his holdings as of June 30, 2001, H. Christopher Whittle, our President and Chief Executive Officer and a director, beneficially owns 3,692,697 shares of class A common stock and 1,237,539 shares of class B common stock. These shares represent approximately 9.4% of the voting power of the class A common stock; approximately 47.0% of the voting power of the class B common stock, including the ability to elect two of the four class B directors; and approximately 20.8% of the combined voting power of the class A and class B common stock. Of the shares beneficially owned by Mr. Whittle and his affiliates, 1,831,079 shares of class A common stock and 200,862 shares of class B common stock are subject to options exercisable within 60 days of June 30, 2001. Mr. Whittle and his affiliates also own options not exercisable within 60 days of June 30, 2001 covering 2,611,737 shares of class A common stock and 281,675 shares of class B common stock. To the extent Mr. Whittle exercises these options, his voting power will be increased. In addition, if the other holders of class B common stock sell a significant portion of their class B common stock, the voting power of Mr. Whittle’s class B common stock will further concentrate. Also, if the other holders of class B common stock reduce their common stock holdings below a specified threshold, then their class B common stock will automatically convert into class A common stock, further increasing Mr. Whittle’s voting power. The class B common stock generally converts into class A common stock upon its transfer. However, shares of class B common stock transferred to Mr. Whittle do not automatically convert into class A common stock. Consequently, Mr. Whittle can also increase his voting power by acquiring shares of class B common stock from other stockholders.

Pledges of shares of our common stock by Mr. Whittle could result in voting power shifting to the hands of his lenders

      Based upon their holdings as of June 30, 2001, Mr. Whittle and WSI Inc., a corporation controlled by Mr. Whittle, directly or indirectly own 2,654,321 shares of class A common stock and 1,122,163 shares of class B common stock, including an aggregate of 761,625 shares of class A common stock and 84,625 shares of class B common stock which represents WSI’s interest in a limited partnership and a limited liability company that hold Edison stock. These figures include shares issuable upon the exercise of options within 60 days of June 30, 2001. Mr. Whittle and WSI have pledged to Morgan Guaranty Trust Company of New York all of their direct and indirect interests in Edison to secure personal obligations. These obligations become due in February 2003 and interest on these obligations is payable monthly. In addition, Mr. Whittle may not vote his class A common stock and class B common stock on any matter other than the election or removal of directors without Morgan’s prior written consent. Of these shares, Morgan allowed WSI to pledge up to 400,000 shares to other lenders. Upon satisfaction of WSI’s obligations to the other lenders, these shares would revert back to being pledged to Morgan. If Mr. Whittle and WSI were to default on their obligations to Morgan and Morgan were to foreclose on its pledge, the class B common stock transferred directly or indirectly to Morgan would be converted into class A common stock. Thereafter, based on holdings as of June 30, 2001, and assuming the shares pledged to the other lenders revert to the Morgan pledge, Morgan, together with its affiliates who are currently stockholders of Edison, would beneficially own 4,982,004 shares of class A common stock, including shares subject to options exercisable within 60 days of June 30, 2001. The holdings of Morgan and its affiliates would then represent 9.5% of the voting power of the class A common stock and 7.6% of the combined voting power. This would enable Morgan to exercise greater influence over corporate matters.

Our stock price may be volatile

      The market price of the class A common stock may fluctuate significantly in response to the risks discussed above, as well as other factors, some of which are beyond our control. These other factors include:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in the public perception of our schools’ academic performance;

•	termination or non-renewal of existing management agreements;

•	changes in market valuations of similar companies;

•	future sales of our class A common stock or other securities; and

•	general stock market volatility.

      Since our class A common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Anti-takeover provisions of Delaware law and our charter and bylaws could prevent or delay a change in control

      Provisions of Delaware law, our charter and our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of class A common stock, and could have the effect of delaying, deferring or preventing a change in control of Edison. These provisions include:

•	the high-vote nature of the class B common stock;

•	restrictions on removal of directors, which may only be effected for cause and only by a vote of the holders of 80% of the class of common stock that elected the director;

•	Section 203 of the General Corporation Law of Delaware which could have the effect of delaying transactions with interested stockholders;

•	a prohibition of stockholder action by written consent; and

•	procedural and notice requirements for calling and bringing action before stockholder meetings.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares by the selling stockholders.

      The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

      We issued, or will issue, the shares of class A common stock covered by this prospectus in a private placement in connection with our acquisition of LearnNow, Inc. in July 2001. The following table sets forth, to our knowledge, certain information about the selling stockholders as of July 30, 2001. This table gives effect to the issuance by Edison of an aggregate of 378,775 shares of class A common stock to the selling stockholders, which is subject to the satisfaction by LearnNow of specified post-closing conditions no later than August 31, 2001. Edison may issue all, part or none of these shares depending upon whether and to what degree LearnNow satisfies these conditions.

      Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of class A common stock issuable under stock options that are exercisable within 60 days after July 30, 2001 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of class A common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Class A			Shares of Class A
	Common Stock			Common Stock to be
	Beneficially Owned		Number of Shares	Beneficially Owned
	Prior to Offering (1)		of Class A	After Offering (1)(2)
			Common Stock
Name of Selling Stockholder	Number	Percentage	Being Offered (2)	Number	Percentage

Carmen Amos	15,151	*	15,151	—	—

Kent Amos (3)	116,692	*	116,692	—	—

Ann R. Baruch	6,819	*	6,819	—	—

David C. Boucree	5,879	*	5,879	—	—

David C. Bowen	1,022	*	1,022	—	—

Charles W. Crockett	1,022	*	1,022	—	—

Susan DeThomasis (3)	881	*	881	—	—

Ramon Dourado (3)	587	*	587	—	—

Albert N. Gentry, III (3)	3,763	*	3,763	—	—

Wesley Harvey	7,575	*	7,575	—	—

Jennifer Jones-Austin (3)	1,175	*	1,175	—	—

Joyce Jordan (3)	1,175	*	1,175	—	—

Debra Terry Kaplan (3)	3,528	*	3,528	—	—

Katalyst LLC	587	*	587	—	—

Steven and Michele Kirsch Foundation	11,711	*	11,711	—	—

KU Schools LLC	464,960	*	464,960	—	—

Roszell Mack III	681	*	681	—	—

Todd Q. McIntire (3)	1,764	*	1,764	—	—

Eric D. Mullins	2,045	*	2,045	—	—

Bennie C. Mundy (3)	1,175	*	1,175	—	—

	Shares of Class A			Shares of Class A
	Common Stock			Common Stock to be
	Beneficially Owned		Number of Shares	Beneficially Owned
	Prior to Offering (1)		of Class A	After Offering (1)(2)
			Common Stock
Name of Selling Stockholder	Number	Percentage	Being Offered (2)	Number	Percentage

The National Center on Education and the Economy	17,641	*	17,641	—	—

New Schools Venture Fund	302,431	*	302,431	—	—

Pennsylvania Early Stage Partners, L.P.	187,758	*	187,758	—	—

Daniel Pianko (3)	1,175	*	1,175	—	—

John C. Reid (3)	95,408	*	10,025	85,383	*

Cynthia Robbins (3)	1,175	*	1,175	—	—

Andrea I. Robinson (3)	1,175	*	1,175	—	—

Stephen Sammut (3)	587	*	587	—	—

David Savage (3)	1,014	*	881	133	*

Joel D. Scharfer (3)	881	*	881	—	—

James H. Shelton, III(3)(4)	114,540	*	84,679	29,861	*

Thomas G. Stewart (3)	7,349	*	7,349	—	—

Fonda D. Sutton (3)	587	*	587	—	—

TLC Ventures	1,175	*	1,175	—	—

Lloyd Adam Tucker (3)	1,764	*	1,764	—	—

Leonard Anthony Upson (3)	1,175	*	1,175	—	—

Eugene V. Wade, Jr.(3)(4)	114,540	*	84,679	29,861	*

Darryl E. Wash	2,045	*	2,045	—	—

Maisha M. Wilson (3)	1,469	*	1,469	—	—

WS Investment Company LLC	1,764	*	1,764	—	—

June J. Yoshinari (3)	587	*	587	—	—

Zero to Five	1,764	*	1,764	—	—

 *  Less than one percent.

(1)	Of the total shares of class A common stock listed as owned by the selling stockholders, a total of 276,626 shares are held in an escrow account to secure indemnification obligations of the former stockholders, debtholders and warrant holders of LearnNow to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on July 3, 2002. The number of shares indicated as owned by each selling stockholders includes those shares (representing 20% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because, except as disclosed in this prospectus, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	This selling stockholder is an employee or former employee of Edison, LearnNow and/or LearnNow’s wholly-owned subsidiary.

(4)	Includes 29,861 shares issuable upon exercise of options that will be exercisable within 60 days of July 30, 2001.

     None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except for the following:

•	the indicated selling stockholders have been employed by us, LearnNow and/or LearnNow’s wholly-owned subsidiary;

•	representatives of KU Schools LLC, New Schools Venture Fund and Pennsylvania Early Stage Partners, L.P. served on the board of directors of LearnNow; and

•	The National Center on Education and the Economy provided educational materials and services to LearnNow.

      In connection with our acquisition of LearnNow, we entered into employment agreements with Eugene V. Wade, Jr., formerly Chief Executive Officer of LearnNow, and James H. Shelton, III, formerly President of LearnNow, under which each will perform certain services for us through July 31, 2003.

PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

      In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the class A common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the class A common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

      In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

      In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

      We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

      We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) July 3, 2002.

      Certain of the selling stockholders holding an aggregate of 1,323,349 shares of class A common stock have agreed that, until approximately the first anniversary of the date of this prospectus, each such stockholder will not sell in any one calendar week more than 10% of the amount of shares of class A common stock that such stockholder received pursuant to Edison’s acquisition of LearnNow.

LEGAL MATTERS

      The validity of the shares offered by this prospectus has been passed upon by Hale and Dorr LLP.

EXPERTS

      The balance sheets of Edison as of June 30, 1999 and 2000 and the statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the termination of the offering of the shares covered by this prospectus.

      (1)  Our Annual Report on Form 10-K for the year ended June 30, 2000;

      (2)  Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

      (3)  Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000;

      (4)  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

      (5)  Our Current Reports on Form 8-K dated June 4, June 22 and July 17, 2001;

(6)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(7)	The description of our class A common stock contained in our registration statement on Form 8-A dated October 26, 1999.

      You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Edison Schools Inc.
Attention: David A. Graff
521 Fifth Avenue, 11th Floor
New York, New York 10175
Telephone: (212) 419-1600

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Edison (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee — Securities and Exchange Commission	$6,513

Legal fees and expenses	25,000

Accounting fees and expenses	10,000

Miscellaneous expenses	8,487

Total expenses	$50,000

Item 15.  Indemnification of Directors and Officers.

      The Registrant’s Sixth Amended and Restated Certificate of Incorporation (the “Restated Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the Registrant’s directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is not eliminated by this provision of the Restated Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director’s duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

      Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL including for an unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s by-laws, any agreement, a vote of stockholders or otherwise. The Restated Certificate eliminates the personal liability of directors to the fullest extent permitted by the DGCL and, together with the Registrant’s Second Amended and Restated By-Laws, provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. Reference is made to the Registrant’s Sixth Amended and Restated Certificate of Incorporation and Second Amended and Restated By-Laws incorporated by reference as Exhibits 4.1 and 4.2 hereto, respectively.

Item 16.  Exhibits

Exhibit
Number	Description

4.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-39516)
4.2	Second Amended and Restated By-laws of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-39516)
5.1	Opinion of Hale and Dorr LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith
24.1	Power of Attorney (See page II-4 of this Registration Statement)
24.2	Power of Attorney of Joan Ganz Cooney
24.3	Power of Attorney of Charles J. Delaney
24.4	Power of Attorney of Floyd H. Flake
24.5	Power of Attorney of Jeffrey T. Leeds
24.6	Power of Attorney of Jonathan Newcomb
24.7	Power of Attorney of William F. Weld

Item 17.  Undertakings.

      The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 2, 2001.

EDISON SCHOOLS INC.

By:	/s/ H. CHRISTOPHER WHITTLE

H. Christopher Whittle
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

      We, the undersigned officers and directors of Edison Schools Inc., hereby severally constitute and appoint H. Christopher Whittle, Adam Feild, Laura Eshbaugh, David Graff, David Sylvester and Brent B. Siler, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Edison Schools Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BENNO C. SCHMIDT, JR. Benno C. Schmidt, Jr.	Chairman of the Board of Directors	August 2, 2001
/s/ H. CHRISTOPHER WHITTLE H. Christopher Whittle	President, Chief Executive Officer and Director (Principal Executive Officer)	August 2, 2001
/s/ ADAM FEILD Adam Feild	Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2001
/s/ CHRISTOPHER D. CERF Christopher D. Cerf	Chief Operating Officer and Director	August 2, 2001
John W. Childs	Director
* Joan Ganz Cooney	Director	August 2, 2001
Ramon C. Cortines	Director
* Charles J. Delaney	Director	August 2, 2001
* Reverend Floyd H. Flake	Director	August 2, 2001
* Jeffrey T. Leeds	Director	August 2, 2001
* Jonathan Newcomb	Director	August 2, 2001
* William F. Weld	Director	August 2, 2001
*By: /s/ ADAM FEILD Adam Feild Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-39516)
4.2	Second Amended and Restated By-laws of the Registrant, incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 (Commission File No. 333-39516)
5.1	Opinion of Hale and Dorr LLP
23.1	Consent of PricewaterhouseCoopers LLC
23.2	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith
24.1	Power of Attorney (See page II-4 of this Registration Statement)
24.2	Power of Attorney of Joan Ganz Cooney
24.3	Power of Attorney of Charles J. Delaney
24.4	Power of Attorney of Floyd H. Flake
24.5	Power of Attorney of Jeffrey T. Leeds
24.6	Power of Attorney of Jonathan Newcomb
24.7	Power of Attorney of William F. Weld